Exhibit 99.1

May 29, 2017

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2017 Annual General Meeting of Shareholders (the “Meeting”) of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, on July 13, 2017 at 3:00 PM (Israel time) for the following purposes:

1.	To elect five directors proposed by management to serve as members of the Board of Directors of the Company and to approve compensation for one of them;
2.	To amend the Company's Articles of Association;
3.
To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Company’s President and Chief Executive Officer and director;

4.	To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Company's Active Chairman of the Board of Directors;
5.	To approve an equity award for calendar year 2017 to the Company’s President and Chief Executive Officer and director;
6.	To approve an equity award for calendar year 2017 to the Company's Active Chairman of the Board of Directors; and
7.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017, and until the next annual general meeting.

Individual Private Shareholder Proposal:

8.	To elect two new directors proposed by an individual private shareholder to serve as members of the Board of Directors of the Company.

In the Meeting, you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016; this item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on June 5, 2017, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than 4 hours prior to the Meeting (i.e., 11:00 AM (Israel time) on July 13, 2017). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than 4 hours prior to the Meeting (i.e., 11:00 AM (Israel time) on July 13, 2017), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 9:00 AM (Israel time) on July 13, 2017). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

By Order of the Board of Directors, /s/ Mr. Martin S. Gerstel Martin S. Gerstel Chairman of the Board Holon, Israel May 29, 2017

- ii -

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg D

Holon, Israel

Annual General Meeting of Shareholders

To Be Held On July 13, 2017

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2017 Annual General Meeting of Shareholders or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on July 13, 2017, at 3:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, for the following purposes:

1.	To elect five directors proposed by management to serve as members of the Board of Directors of the Company and to approve compensation for one of them;

2.	To amend the Company's Articles of Association;

3.
To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Company’s President and Chief Executive Officer and director;

4.	To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Active Chairman of the Board of Directors;

5.	To approve an equity award for calendar year 2017 to the Company’s President and Chief Executive Officer and director;

6.	To approve an equity award for calendar year 2017 to the Active Chairman of the Board of Directors; and

7.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017, and until the next annual general meeting.

Individual Private Shareholder Proposal:

8.	To elect two new directors proposed by an individual private shareholder to serve as members of the Board of Directors of the Company.

In addition, shareholders will have an opportunity to receive and consider the report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016. This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, June 5, 2017, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals other than proposal no. 8, "AGAINST" proposal no. 8 and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member of the TASE, may vote his or her shares either in person or by proxy delivered to the Company, no later than 4 hours prior to the Meeting (i.e., 11:00 AM (Israel time) on July 13, 2017), together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (i.e. no later than 9:00 AM (Israel time) on July 13, 2017). Shareholders should receive instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than four (4) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company has retained MacKenzie Partners, Inc. to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee not to exceed $125,000 plus reimbursable expenses. In addition to solicitation by mail, the solicitation agent and certain of the Company’s officers, directors, employees, consultants and agents of the Company may solicit proxies by telephone, electronic mail or other personal contact. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to July 20, 2017, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of May 1, 2017 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s outstanding Ordinary Shares; and (iii) all Office Holders as a group.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the seven members of our Board, the Company defines an additional eight individuals to be Office Holders.

The information contained in the table below has been obtained from the Company's records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of May 1, 2017. The Shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other individual or group shown in the table.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares by each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares, reported as of May 1, 2017. None of our shareholders has any different voting rights than any other shareholder.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Raging Capital Management, LLC(2)	3,132,131	6.13%
Martin Gerstel (3)	2,645,016	5.09%
Anat Cohen-Dayag (4)	930,328	1.79%
All Office Holders, including directors, as a group, (consists of 15 persons) (5)	5,060,903	9.33%

(1) Based upon 51,131,534 Ordinary Shares issued and outstanding as of May 1, 2017.

(2) Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 14, 2017.  In such filing, Raging Capital Management LLC (Raging Capital) and William C. Martin are indicated as having shared voting and dispositive power with respect to the ordinary shares reported in the Schedule 13G and, as a result, may be deemed to have beneficial ownership of such shares. However, each of Raging Capital and Mr. Martin specifically disclaim beneficial ownership in the shares reported in the Schedule 13G. The address of the principal business office of Raging Capital is Ten Princeton Ave., P.O.B. 228, Rocky Hill, New Jersey 08553.

(3) Includes (i) 119,240 shares held by Mr. Gerstel, (ii) 500,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 619,033 shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 615,495 shares held in a trust for which Mr. Gerstel is trustee and a member his immediate family is the beneficiary. Also includes 791,248 shares subject to options that are currently exercisable or that become exercisable within 60 days after May 1, 2017 with a weighted average exercise price of $2.31 per share and which expire between January 2019 and May 2025.

(4) Consists of 930,328 shares subject to options that are exercisable within 60 days after May 1, 2017 with a weighted average exercise price of $3.94 per share, and which expire between October 2017 and May 2025.

(5) See Notes 3 and 4 above. Also includes (i) a total of 1,403,895 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after May 1, 2017 with a weighted average exercise price of $4.82 per share and which expire between October 2017 and August 2025 and (ii) a total of 81,664 ordinary shares held by directors.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our Annual Report for 2016 on Form 20-F, which was filed with the SEC on February 16, 2017 (File No. 000-30902).

ITEM NO. 1

ELECTION OF DIRECTORS AND APPROVAL OF COMPENSATION FOR ONE OF THEM

Background

The Articles of Association of the Company (the “Articles”) provide that the number of directors (including external directors) to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of eight (8) members, five (5) of whom are serving terms that expire at the end of the Meeting. Three (3) members of the Board serve as external directors under the provisions of the Companies Law, and were each re-elected by our shareholders for further three-year terms on each of April 15, 2010, April 22, 2013 and April 20, 2016. Their current term expires on April 19, 2019.

Directors (other than external directors) are generally elected at each annual general meeting for a term starting upon their appointment by our shareholders and until the conclusion of the next annual general meeting of shareholders.

General

At the Meeting, five (5) of the Company's current eight (8) directors, are candidates for election.

Following the recommendation of the Board, it is proposed that Prof. Ruth Arnon, Dr. Anat Cohen-Dayag, Mr. Martin Gerstel, Mr. Dov Hershberg and Dr. Michal Preminger be elected as directors. If elected, each nominated director will serve for a term ending on the date of the 2018 annual general meeting.

With respect to Dr. Michal Preminger, who is proposed for a first election by shareholders as a director, the Board appointed her a director, in accordance with its authority granted under the Company's Articles, on May 22, 2017, considering Dr. Preminger's broad managerial and business experience focused on the pharma and biotech industries, her experience in supporting the launch of many biotechnology startups and negotiating a multitude of licensing and strategic alliance agreements with pharmaceutical and biotechnology companies, and based on the members' belief that such appointment will, among other benefits to the Company, significantly enhance the business opportunities and networking of Compugen. In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are brief biographies of each of the nominees proposed by Compugen management, based upon the records of the Company and information furnished to it by them:

Prof. Ruth Arnon joined Compugen’s Board of Directors in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960.  She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone®, a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and served as its President until September 2015. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize, and the AESKU Prize for Life Contribution to Autoimmunity awarded by the 6th International Congress on Autoimmunity. She is also a Member of the American Philosophical Society. Prof. Arnon received an Honorary Doctorate from Ben-Gurion University and from Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 as Director of Diagnostics, a position she held until 2005 at which time she became Vice President Diagnostic Biomarkers, a position she held until January 2007. From January 2007 until November 2008, Dr. Cohen-Dayag served as Compugen’s Vice President, Biomarkers and Drug Targets, at which point she was appointed Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co-Chief Executive Officer of Compugen. In March 2010, upon Mr. Gerstel’s election as Chairman of the Board of Directors, Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel has served as a member and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of the Board of Directors. Prior to Compugen, Mr. Gerstel was co-chairman and CEO of ALZA Corporation, which he helped found in 1968 and was a director of various public and private companies in the United States. In addition to his role as Active Chairman at the Company, Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., and the co-founder and a director of Itamar Medical Ltd. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and a director of Yeda, its technology licensing affiliate. Mr. Gerstel holds a B.Sc. from Yale University and an MBA from Stanford University. On February 15, 2017, the Company announced that Mr. Gerstel requested the Board to initiate a process to identify and recruit an appropriate person with the required capabilities and experience to replace him as chairman of the board.

Dov Hershberg joined Compugen’s Board of Directors in 2009 and served as Chairman of the Board until 2010.  Prior to Compugen, Mr. Hershberg co-founded Powermat Technologies Ltd., a pioneer wireless electrical charging company, and served as its CEO and later as board and management team member until September 2014.  From 1997 through 2006 Mr. Hershberg managed the Israel US (BIRD) R&D Foundation and the Israel US Jordan (TRIDE) R&D Foundation, supporting and funding hundreds of successful hi-tech and bio tech joint projects, facilitating cooperation on an international scale. Prior to joining the BIRD Foundation Mr. Hershberg was the founder, with colleagues from Stanford University, and the CEO of Molecular Applications Group, a biomedical software company, which was located in Palo Alto, California.  Mr. Hershberg holds graduate degrees in mathematics from the Hebrew University in Jerusalem, Israel and in applied mathematics and operations research from Columbia University in New York City.

Michal Preminger was appointed by the Board on May 22, 2017 to serve as a director of the Company. Dr. Preminger is the Executive Director at Harvard University’s Office of Technology Development's Harvard Medical School site, overseeing industry partnerships, startup formation and development of scientific programs and discoveries emerging from research at Harvard Medical School from 2010 until today. Dr. Preminger served as a Senior Director of Business Development from 2007 through 2009 and as a Director of Business Development from 2005 from 2007 at Harvard Medical School. She is the founder of Anima Cell Metrology, Basking Ridge, NJ and served there as a Board Member in 2004 through 2005. From 1998 to 2004 she served as a member of Compugen’s Management and Corporate Business Development, including as Vice President of Protein Therapeutics from 2003 until 2004, as Vice President of New Research Directions from 2002 until 2003 and as Vice President of Proteomics Business from 2000 until 2001. From 1997 until 1998 Dr. Preminger as a Director of Marketing and Business Development at Lucent Technologies/Madge Networks/LANNET. In addition she currently plays part time roles in the following companies and not-for-profit entities: Member of the Board of Directors at BioArray Genetics; Member of Scientific Advisory Board at Futurx Accelerator (Takeda/J&J/Orbimed); Member of Scientific Advisory Board  at Prize for Life; Member of the Board of Directors at Israel Brain Technology; Member of Advisory Board at SipNose; Member of Advisory Board at Medaware; Member of Business Board at Center for Genomic Regulation (CRG), Barcelona; Co-chair at Weizmann Institute Alum Association of New England. Dr. Preminger holds graduate degrees in MBA from INSEAD, Fontainebleau, France (Dean’s list) (1995), a Ph.D., in Biological Sciences from Weizmann Institute of Science, M.Sc. in Biological Sciences from Weizmann Institute of Science and Bachelor of Medicine, Hadassah Medical School, Hebrew University, Jerusalem (1984-1987).

Approval Required for Directors’ Remuneration

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the Company's Compensation Policy and generally requires the approval of the compensation committee, the Board and the shareholders.

Remuneration to the Company's Non-Management Directors

A non-management director is a director who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director. Two of the nominees for re-election as directors at the Meeting, Prof. Ruth Arnon and Mr. Dov Hershberg, as well as our three external directors, qualify as non-management directors. Subject to her election by our shareholders, Dr. Michal Preminger, shall also qualify as a non-management director.

On September 17, 2013, our shareholders approved, following previous resolutions made by our Compensation Committee and Board, and consistent with our Compensation Policy, to compensate each of the Company’s then serving non-management directors (including external directors) and each additional or other director (including external directors) who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a “non-management director”) as follows:

(i) an annual fee equal to the “Annual Minimum Amount” (as such term is defined under regulations promulgated under the Companies Law governing the terms of remuneration for external directors, the “Remuneration Regulations”) (the “Annual Base Fee”) and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board (the “Annual Additional Fee”) which together with the Annual Base Fee shall be referred to as the “Annual Fees”. The Annual Base Fee on September 17, 2013 was NIS 36,452;

(ii) a per meeting fee of NIS 3,597 (provided such amount shall not be lower than the applicable “Participation Minimum Amount” under the Remuneration Regulations) for participation in any Board and/or committee meetings (the “Participation Fee”), and further provided that (a) if such participation is by means of telephonic communication then such Participation Fee shall be 60% of a per meeting fee; and (b) in the event a resolution is adopted in writing, without convening a meeting, then the Participation Fee shall be 50% of the per meeting fee;

(iii) each of the Annual Base Fee, the Annual Additional Fee and the Participation Fee are to be adjusted annually to reflect increases in the Israeli Consumer Price Index, and the Annual Base Fee is further adjusted to reflect changes in the Company’s shareholders equity (prior to a recent amendment to the Remuneration Regulations, the adjustments to the Annual Fees and Participation Fee were made bi-annually);

(iv) the Annual Fees and the Participation Fee are paid to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Remuneration Regulations; and

  (v) a grant of options to purchase 10,000 of the Company’s Ordinary Shares on July 31 of each calendar year, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's Shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options will vest on each of the first two anniversary dates of such grant and 3,334 will vest on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders (a “Corporate Transaction”). Further, notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route. The value of each suggested option grant, calculated based on the value on the date of this Proxy Statement, is approximately US$20,000. For assumptions and key variables used in the calculation of the equity value see Note 2o to our 2016 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on February 16, 2017. The actual grant date value attributed to each proposed grant, to be calculated as of the date of such grant, will be disclosed in our Proxy Statement for the 2018 annual general meeting of the shareholders.

Under our Compensation Policy, in no event shall the aggregate value of fixed annual equity-based awards granted to a non-management director during any calendar year exceed, calculated as of the date of their grant, 300% of such non-management director’s aggregate annual and per-meeting fees for the preceding twelve (12) months.

After adjustments resulting from changes in the Israeli Consumer Price Index in 2014 and a change in the Company’s shareholders equity, the Annual Base Fee paid to each non-management director, as of the date of this Proxy Statement, stood at NIS 52,685, the Annual Additional Fee to be paid to each non-management director who serves on one or more committees of the Board of Directors stood at NIS 18,311 and the Participation Fee to be paid to each non-management director stood at NIS 3,662 (approximately $13,982. $4,860 and $972 respectively according to the representative rate of exchange on February 1, 2017, of $1.00 = NIS 3.768, (the “Representative Rate”)).

VAT is added to the above remuneration in accordance with applicable law. The above-mentioned compensation which, subject to shareholder approval for their re-election, shall be granted to each of the non-management directors proposed for re-election under this Item, was approved by our Audit Committee (sitting as Compensation Committee) and by our Board of Directors and - based on said shareholder approval from September 2013 - does not require shareholder approval.

Remuneration to Dr. Michal Preminger

Notwithstanding the amount set forth above for the Annual Base Fee for Non-Management Directors, the Audit Committee (sitting as Compensation Committee) and our Board of Directors approved at their meetings held on May 21, 2017 and May 22, 2017, that the Annual Base Fee for Dr. Preminger, a resident of the United States, shall be in the amount of $30,000, in addition to the Annual Additional Fee (if applicable), the Participation Fee and the yearly grant of options previously approved by our shareholders for each of our Non-Management Directors.  In their review, the Audit Committee (sitting as Compensation Committee) and the Board of Directors took into account the Company’s compensation philosophies, including attracting talent and expertise that is highly sought after by large and established global pharmaceutical and biotechnology companies, which operate both within and outside the Company’s geographic areas, as well as other provisions of the Compensation Policy. The Company conducted a benchmark study of peers in the United States to determine that the Annual Base Fee is in line with market practice and found that such fee is in line with cash remuneration awarded to directors in U.S. based public companies in our industry. The Annual Base Fee, as well as the total compensation proposed for Dr. Preminger, for which we are seeking shareholder approval effective as of the date of her initial appointment by the Board on May 22, 2017, is consistent with the Company's Compensation Policy.

Compensation to the Company's Active Chairman of the Board of Directors

Effective as of March 1, 2010, and following the approval of our Audit Committee, Board and shareholders, we entered into an employment agreement with Mr. Gerstel which was amended by the Shareholders at the 2015 Annual General Meeting, pursuant to which he serves as our Active Chairman of the Board.  On February 15, 2017, the Company announced that Mr. Gerstel requested the Board to initiate a process to identify and recruit an appropriate person with the required capabilities and experience to replace him as chairman of the board.

The terms of Mr. Gerstel's employment and service are consistent with the provisions of our Compensation Policy, although initially approved prior to its adoption. Generally, any change to such terms will be subject to the approval process referred to above under “Approval Required for Directors’ Remuneration”.

Pursuant to Mr. Gerstel's employment agreement, for his role as Active Chairman for the Company, he is entitled to a gross monthly salary of NIS 48,000 (approximately $ 12,739 according to the Representative Rate), which will remain at NIS 48,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with changes in the Israeli Consumer Price Index, and to certain other employment terms customary in Israel. The employment agreement may be terminated by either party by providing 90 days' prior written notice.

In addition, Mr. Gerstel is eligible for an annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by an applicable law and to the terms of the Compensation Policy. See Item 4 below with respect to annual cash bonus, and Item 6 below with respect to annual grant of equity, being proposed for Mr. Gerstel for 2017.

Mr. Gerstel is not entitled to any remuneration (including in connection with his role as a director) in addition to that being paid to him as the Active Chairman of the Board of the Company, and, accordingly, we do not request any shareholder approval for his remuneration under this Item. However, in the event of termination of Mr. Gerstel's employment agreement, he will be entitled to receive such remuneration to the extent and for as long as he will serve as a non-management director of the Company.

As of May 1, 2017, Mr. Gerstel held options to purchase a total of 897,500 ordinary shares, of which options to purchase 50,000 ordinary shares were granted during 2016. Out of the options to purchase 897,500 ordinary shares (i) options to purchase 782,914 ordinary shares, with a weighted average exercise price of $2.23 per share, were exercisable as of May 1, 2017; and (ii) options to purchase 114,586 ordinary shares, with a weighted average exercise price of $7.61 per share, had not vested as of May 1, 2017. Of the unvested options at May 1, 2017, options to purchase 52,086 ordinary shares are expected to vest during 2017; options to purchase 25,000 ordinary shares are expected to vest during 2018 and options to purchase the remaining 37,500 ordinary shares are expected to vest during the period between January 1, 2019 and October 1, 2020. These options were granted under the Company's 2000 Option Plan and under the Company's 2010 Plan. Notwithstanding the terms of the relevant plan, the options granted to Mr. Gerstel described above have terms substantially similar to those of the non-management directors as described above (including with respect to acceleration upon a Corporate Transaction). See Item 6 below with respect to option grant for 2017 being proposed for Mr. Gerstel.

Compensation to the Company's President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer, has been employed by the Company since September 2, 2002, and has served as the Company's President and co-Chief Executive Officer from June 2009 to March 2010, and as President and Chief Executive Officer since March 2010.  Dr. Cohen-Dayag also serves as a director of the Company since February 2014.

Pursuant to Dr. Cohen-Dayag's employment agreement, as amended by the Shareholders at the 2015 Annual General Meeting, as the President and Chief Executive Officer of the Company she is entitled to a gross monthly salary of NIS 118,800 (approximately $31,529 according to the Representative Rate), adjusted from time to time in accordance with changes in the Israeli Consumer Price Index, which shall be reviewed annually. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Cohen-Dayag is eligible for annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company, both subject to receipt of all approvals required by applicable law and to the terms of the Compensation Policy. See Item 3 below with respect to annual cash bonus, and Item 5 below with respect to annual grant of equity, being proposed for Dr. Cohen-Dayag for 2017.

Dr. Cohen-Dayag's employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason”(as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag's employment is: (a) terminated by the Company, other than for “justifiable cause”;  or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to six (6) monthly salaries (the “Termination Payment”) and upon Dismissal within one year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal/change of control. Upon acceleration due to an event of a Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant.  Upon acceleration due to an event of change of control, following which Dr. Cohen-Dayag's employment is, within 12 months of the closing of such an event: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any remuneration (including in connection with her role as a director) in addition to that being paid to her as the President and Chief Executive Officer of the Company and, accordingly, we do not request any shareholder approval for her remuneration under this Item. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such remuneration to the extent and for as long as she will serve as a non-management director of the Company.

As of May 1, 2017, Dr. Cohen-Dayag held options to purchase a total of 1,142,826 ordinary shares, of which options to purchase 100,000 ordinary shares were granted during 2016. Out of the options to purchase 1,142,846 ordinary shares: (i) options to purchase 913,662 ordinary shares, with a weighted average exercise price of $3.83 per share, were exercisable as of May 1, 2017; and (ii) options to purchase 229,164 ordinary shares, with a weighted average exercise price of $7.61 per share, had not vested as of May 1, 2017. Of the unvested options at May 1, 2017, options to purchase 104,164 ordinary shares are expected to vest during 2017, options to purchase 50,000 ordinary shares are expected to vest during 2018 and options to purchase the remaining 75,000 ordinary shares are expected to vest during the period between January 1, 2019 and October 1, 2020. These options were granted under the Company's 2000 Option Plan and the Company's 2010 Plan. See Item 5 below with respect to option grant for 2017 being proposed for Dr. Cohen-Dayag.

Indemnification, Insurance and Exemption

The Companies Law and our Articles allow the Company to indemnify and insure its office holders, including directors, and to exempt them from liability for certain breaches of their duty of care, to the fullest extent permitted by law. Indemnification letters, covering exemption from, indemnification and insurance of liabilities imposed on our office holders, including directors, under the Companies Law and the Israeli Securities Law, were approved by our shareholders on September 17, 2013, following approval by our Compensation Committee and Board of Directors, for our then serving directors and for any director who may be appointed in the future.  Accordingly, such letters were granted to each of our present directors. We currently hold directors' and officers' liability insurance policy for the benefit of our office holders, including our directors, the terms of which are consistent with the limitations set forth in our Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Prof. Ruth Arnon be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when her successor has been duly elected;

(b)
Dr. Anat Cohen-Dayag be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when her successor has been duly elected;

(c)
Mr. Martin Gerstel be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018, unless earlier terminated if his successor is appointed or elected prior thereto;

(d)
Mr. Dov Hershberg be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when his successor has been duly elected; and

(e)
Dr. Michal Preminger be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when her successor has been duly elected and in consideration for her service as director, to approve her compensation as described in this Item 1."

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 2
AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

In light of recent changes in the Companies Law and certain regulations promulgated thereunder, certain amendments are being proposed to the Company's Articles of Association (the "Articles").

Following the recommendation and approval of the Board, the shareholders are being asked to approve the proposed amendments to the Articles as reflected in the amended Articles attached to this Proxy Statement as Exhibit A (marked to show the changes from the Company’s current Articles).

The proposed amended Articles incorporate non-substantive changes and clarifications to the current Articles as well as a number of substantive changes. The substantive changes consist of the following:

(a)
Under the Companies Law, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. A recent amendment to regulations promulgated under the Companies Law permits a company, such as Compugen, which has shares traded on NASDAQ and which does not have a "controlling shareholder" (within the meaning of the Companies Law) to exempt itself from the requirement of having external directors on its Board of Directors and from the related obligations concerning such external directors; provided however, that such companies continue to comply with applicable U.S. securities laws and NASDAQ Listing Rules. Such a company may also exempt itself from part or all of the requirements of Israeli law with respect to each of the following: (i) the requirement to ensure that at least one external director serves on each committee of the board of directors; (ii) certain limitations on the employment or service of an external director, or his or her relatives, following the cessation of his or her service as an external director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; and (iii) the composition of each of the audit and compensation committee and certain requirements regarding the rules the committee is subject to, including the requirements relating to directors’ participation in its meetings and its quorum. It is therefore proposed to amend the Articles so as to permit the Company, in the future, if it so chooses, to avail itself any of the above-mentioned exemptions by a sole resolution of the Board of Directors. For clarification, the approval of the proposed amendment by our shareholders will allow our Board of Directors to adopt in the future if it deems fit, by a separate resolution, each or all of the exemptions detailed above.

If the Board of Directors will elect to adopt the exemption enabling the Company not to have external directors serve on the Board of Directors, then pursuant to the aforesaid regulations, an external director that was appointed prior to the Company’s decision, may continue in his or her office until the end of his or her term or until the end of the second annual general meeting that is convened after the Company has made its decision, whichever comes first.

(b)
Under the Company’s current Articles, two or more shareholders present (in person, by proxy or by proxy card ) and holding shares conferring in the aggregate thirty-three and a third percent (33 1/3%) or more of the voting power of the Company shall constitute a quorum at General Meetings. In order to avoid the need to adjourn and postpone meetings in which there is no such quorum present, it is proposed to follow home country practice with respect to the quorum requirement for General Meetings and reduce this quorum requirement to shareholders holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, as permitted under the Companies Law. In addition, it is proposed to amend certain procedures relating to the quorum at General Meetings, as well as in adjourned meetings thereof.

(c)
The Company's current Articles refer to the different ways in which shareholders may vote in general meetings, which include voting in person, by proxy or by proxy card. Amendments to the Companies Law and certain regulations promulgated thereunder introduced an additional option for shareholders who hold their shares through members of the Tel Aviv Stock Exchange ("TASE"), permitting such shareholders to vote electronically via the electronic voting system of the Israeli Securities Authority. Such shareholders may vote up to six hours prior to the time of the meeting, in accordance with terms and instructions received from the TASE member through which the shareholder holds his or her shares. In light of such amendments, it is proposed to incorporate the required adjustments and references thereto into the Company's Articles.

(d)
Under the Companies Law, if set forth in a company's articles of association, a director may from time to time appoint an alternate for himself or herself (an “Alternate Director”), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently. An Alternate Director shall have all the rights and obligations of the appointing director, excluding the right to appoint an Alternate Director. It is proposed to adopt the mechanism set under the Companies Law and add a provision in our Articles allowing the appointment of Alternate Directors, subject to there being no objection to such appointment by any of the then serving directors.

(e)	Certain additional changes designed to align the provisions of the Articles with the provisions of the Companies Law due to frequent amendments to the Companies Law in recent years.

The proposed amendments to the Articles also implement certain other non-substantive changes, including correcting certain linguistic inconsistencies and ambiguities.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that as of the conclusion of the Meeting, the Articles of Association of the Company be amended as set forth in Exhibit A to the Company’s Notice and Proxy Statement dated May 29, 2017 and that the Company restate the Articles of Association of the Company in accordance with such amendment.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the proposed resolution.

ITEM NO. 3
AN ANNUAL CASH BONUS PLAN, AND RELATED OBJECTIVES AND TERMS
THEREOF, INCLUDING THE SPECIAL REQUIREMENT, FOR THE CALENDAR YEAR 2017
TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER AND DIRECTOR

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonus payment, to be granted to the Company's President and Chief Executive Officer.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Audit Committee (sitting as Compensation Committee) and the Board have approved, and are recommending that the shareholders approve, the following annual bonus plan for the calendar year 2017 for Dr. Anat Cohen-Dayag and the following proposed related objectives and terms thereof.

Eligibility

Dr. Cohen-Dayag shall be eligible to receive an annual cash bonus for the calendar year 2017 without the need for further shareholder approval, subject to (i) meeting the Special Requirement as more fully described below, (ii) meeting the specific performance criteria determined by the Audit Committee (sitting as Compensation Committee) and Board with respect to such year in accordance with the objectives set forth below, (iii) the term set forth below, (iv) the limitations set forth in the Compensation Policy and any applicable law, and (v) continuous employment of Dr. Cohen-Dayag as the Company’s President and Chief Executive Officer through the last day of the 2017 calendar year for which the annual cash bonus is being paid.

Special Requirement

Notwithstanding anything to the contrary in this annual cash bonus plan or otherwise, Dr. Cohen-Dayag shall not be entitled to any annual cash bonus for 2017 in the event that no new collaboration (see under Key Performance Indicator below) is entered into by the last day of the 2017 calendar year.

Threshold, Target and Maximum Annual Cash Bonus

The target annual bonus for 2017, which is the annual cash bonus amount that Dr. Cohen-Dayag will be entitled to upon achievement of 100% of her objectives, will be no more than three and one third (3.33) monthly salaries, as shall be determined by the Audit Committee (sitting as Compensation Committee) and the Board.

If less than 50% of the applicable objectives set for such year are achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus.

The maximum annual bonus in such year, which will be payable for over achievement of 150% or more of the objectives, as shall be determined by the Audit Committee (sitting as Compensation Committee) and the Board, will be no more than five (5) monthly salaries.

Payouts for performance between the threshold (50% of the target bonus), target and maximum bonus will be determined linearly based on a straight line interpolation of the applicable payout range.

Key Performance Indicators for Company Objectives

The personal objectives for the annual cash bonus of Dr. Cohen-Dayag for the calendar year 2017 were determined by the Audit Committee (sitting as Compensation Committee) and the Board, based on the   general objectives approved for the Company as part of its work plan for 2017, and are based on the following key performance indicators:

Weight	Key Performance Indicator
20% - 50%	enter into new collaborations and advance partnered programs, originated by the Company's discovery capabilities (see "Special Requirement" above)
20% - 50%	ensure successful development path for internal pipeline programs, originated by the Company's discovery capabilities
5% - 20%	enhance and advance underlying predictive discovery technology
up to 20%	discretionary components

Each of the above-mentioned key performance indicators was specifically defined in greater detail as part of the decisions made by the Audit Committee (sitting as Compensation Committee) and Board in this respect, but as such specifics contain confidential commercial information of the Company, they are not detailed as part of this Proxy Statement.

Subject to receipt of shareholder approval at this Meeting of the above annual cash bonus, related objectives and terms thereof for Dr. Cohen-Dayag, the Audit Committee (sitting as Compensation Committee) and the Board will determine, following approval by the Board of the Company's audited financial statements for the 2017 fiscal year, without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Dr. Cohen-Dayag for calendar year 2017.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED: to approve an annual cash bonus plan for calendar year 2017 for Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer and a director, and the related objectives and terms thereof, including the Special Requirement, as set forth in the Company's Proxy Statement for its 2017 Annual General Meeting of Shareholders."

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of the cash bonus plan to our CEO for 2017; provided that, the majority of the shares voted in favor of this proposal are not held by  "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal, and, accordingly, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you think that you are a controlling shareholder or that you have a personal interest, you need not certify to the contrary in the enclosed form of proxy, and you are kindly requested to contact the Company's general counsel at donnag@cgen.com for instructions on how to vote your Ordinary Shares.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 4

AN ANNUAL CASH BONUS PLAN, AND RELATED OBJECTIVES AND TERMS
THEREOF, INCLUDING THE SPECIAL REQUIREMENT, FOR THE CALENDAR YEAR 2017
TO THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

Consistent with the Compensation Policy and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as the related objectives and related weights, including applicable thresholds and the formula for calculating the annual cash bonus payment, to be granted to the Company's Active Chairman of the Board of Directors.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Audit Committee (sitting as Compensation Committee) and the Board have approved, and are recommending that the shareholders approve, the following annual bonus plan for the calendar year 2017 for Mr. Martin Gerstel and the following proposed related objectives and terms thereof.

Eligibility

Mr. Gerstel shall be eligible to receive an annual cash bonus for the calendar year 2017 without the need for further shareholder approval, subject to (i) meeting the Special Requirement as more fully described below, (ii) meeting the specific performance criteria determined by the Audit Committee (sitting as Compensation Committee) and Board with respect to such year in accordance with the objectives set forth below, (iii) the term set forth below, (iv) the limitations set forth in the Compensation Policy and any applicable law, and (v) continuous employment of Mr. Gerstel as the Company’s Active Chairman of the Board of Directors through the last day of the 2017 calendar year for which the annual cash bonus is being paid; provided however, should Mr. Gerstel cease to be so actively employed as a result of his request to the Board which was announced on February 15, 2017 (see Item 1 above – "Compensation to the Company's Active Chairman of the Board of Directors"), then he shall be eligible to receive a pro-rata portion of the annual cash bonus for the calendar year 2017 through the date his employment so ceases.

Special Requirement

Notwithstanding anything to the contrary in this annual cash bonus plan or otherwise, Mr. Gerstel shall not be entitled to any annual cash bonus for 2017 in the event that no new collaboration (see under Key Performance Indicator below) is entered into by the last day of the 2017 calendar year.

Threshold, Target and Maximum Annual Cash Bonus

The target annual bonus for 2017, which is the annual cash bonus amount that Mr. Gerstel will be entitled to upon achievement of 100% of his objectives, will be no more than three and one third (3.33) monthly salaries, as shall be determined by the Audit Committee (sitting as Compensation Committee) and the Board.

If less than 50% of the applicable objectives set for such year are achieved, Mr. Gerstel will not be entitled to any annual cash bonus.

The maximum annual bonus in such year, which will be payable for over achievement of 150% or more of the objectives, as shall be determined by the Audit Committee (sitting as Compensation Committee) and the Board, will be no more than five (5) monthly salaries.

Payouts for performance between the threshold (50% of the target bonus), target and maximum bonus will be determined linearly based on a straight line interpolation of the applicable payout range.

Key Performance Indicators for Company Objectives

The personal objectives for the annual cash bonus of Mr. Gerstel for the calendar year 2017 were determined by the Audit Committee (sitting as Compensation Committee) and the Board based on the general objectives approved for the Company as part of its work plan for 2017, and are based on the following key performance indicators:

Weight	Key Performance Indicator
20% - 50%	enter into new collaborations and advance partnered programs, originated by the Company's discovery capabilities (see "Special Requirement" above)
20% - 50%	ensure successful development path for internal pipeline programs, originated by the Company's discovery capabilities
5% - 20%	enhance and advance underlying predictive discovery technology
up to 20%	discretionary components

Each of the above-mentioned key performance indicators was specifically defined in greater detail as part of the decisions made by the Audit Committee (sitting as Compensation Committee) and Board in this respect, but as such specifics contain confidential commercial information of the Company, they are not detailed as part of this Proxy Statement.

Subject to receipt of shareholder approval at this Meeting of the above annual cash bonus, related objectives and terms thereof for Mr. Gerstel, the Audit Committee (sitting as Compensation Committee) and the Board will determine, following approval by the Board of the Company's audited financial statements for the 2017 fiscal year, without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Mr. Gerstel for calendar year 2017.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED: to approve an annual cash bonus plan for calendar year 2017 for Mr. Martin Gerstel, the Company's Active Chairman of the Board of Directors, and the related objectives and terms thereof, including the Special Requirement, as set forth in the Company's Proxy Statement for its 2017 Annual General Meeting of Shareholders."

Required Vote

An affirmative vote of a majority of the shares represented and voting on this proposal at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 5

EQUITY AWARD FOR 2017 TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
AND DIRECTOR

For information regarding the process for approving remuneration to directors, including grants of equity compensation, please see Item 1 above under "Approval Required for Directors’ Remuneration". For information with respect to the compensation of Dr. Cohen-Dayag, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer".

Grant of Options to Purchase Ordinary Shares

As remuneration for her contribution and efforts as a management director of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for management directors, the Audit Committee (sitting as Compensation Committee) and Board of Directors have approved in their separate resolutions dated May 21, 2017 and May 22, 2017, respectively, and are recommending that the shareholders approve, the grant to Dr. Cohen-Dayag, in her role as President and Chief Executive Officer, of options to purchase up to 100,000 Ordinary Shares, and that in order to align such grants (including the exercise price and vesting period) with the annual grant of options to management Office Holders other than Dr. Cohen-Dayag and Mr. Gerstel (for whom shareholder approval is not required), the grant date for Dr. Cohen-Dayag will be on such date in 2017 on which the Board of Directors approves the 2017 annual option grants to management Office Holders in such year. The value of the maximum suggested option grant, calculated based on the value on the date of this Proxy Statement, is approximately US$200,000. For assumptions and key variables used in the calculation of the equity value see Note 2o to our 2016 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on February 16, 2017.

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan. Each option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price equal to the closing price of the Company’s Ordinary Shares on NASDAQ on the last trading day prior to the approval of each year's grant by the Board. These options will expire ten years after the Grant Date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Anat Cohen-Dayag. These options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes. The provisions with respect to acceleration and extension of the exercise period of options to purchase Ordinary Shares upon termination of Dr. Anat Cohen-Dayag’s employment or change of control, as provided for in her employment agreement (see under Item 1 above "Compensation to the Company's President and Chief Executive Officer"), shall apply to all options proposed to be granted to her in accordance with this Item 5.

Our Audit Committee (sitting as Compensation Committee) and Board of Directors believe that the proposed grant of equity for 2017 to Dr. Anat Cohen-Dayag is in the Company's best interests and are in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant by the Board of Directors at a future date in 2017 to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer and a director, of options to purchase up to 100,000 Ordinary Shares of the Company in accordance with the terms of grant described in this Item 5.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of the equity award to our CEO for 2017; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal, and, accordingly, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you think that you are a controlling shareholder or that you have a personal interest, you need not certify to the contrary in the enclosed form of proxy, and you are kindly requested to contact the Company's general counsel at donnag@cgen.com for instructions on how to vote your Ordinary Shares.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 6

EQUITY AWARD FOR 2017 TO THE ACTIVE CHAIRMAN OF THE BOARD

For information regarding the process for approving remuneration to directors, including grants of equity compensation, please see Item 1 above under “Approval Required for Directors’ Remuneration”. For information with respect to the compensation of Mr. Gerstel, please see Item 1 above under “Compensation to the Company's Active Chairman of the Board of Directors”.

Grant of Options to Purchase Ordinary Shares

As remuneration for his contribution and efforts as a management director of the Company, and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for management directors, the Audit Committee (sitting as Compensation Committee) and Board of Directors have approved in their separate resolutions dated May 21, 2017 and May 22, 2017, respectively, and are recommending that the shareholders approve the grant to Mr. Gerstel, in his role as Active Chairman of the Board, of options to purchase up to 50,000 Ordinary Shares; and that in order to align such grant (including the exercise price and vesting period) with the annual grant of options to management Office Holders, other than Dr. Cohen-Dayag and Mr. Gerstel (for whom shareholder approval is not required), the grant date for Mr. Gerstel will be on such date in 2017 on which the Board of Directors approves the 2017 annual option grants to management Office Holders in such year.  The value of the maximum suggested option grant, calculated based on the value on the date of this Proxy Statement, is approximately US$100,000. For assumptions and key variables used in the calculation of the equity value see Note 2o to our 2016 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on February 16, 2017.

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan. Each option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price equal to the closing price of the Company’s Ordinary Shares on NASDAQ on the last trading day prior to the approval of the grant by the Board. These options will expire ten years after the Grant Date, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Mr. Martin Gerstel. These options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes.

The Audit Committee (sitting as Compensation Committee) and the Board have further approved, and are recommending that the shareholders approve, that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the 2010 Plan, (i) the options to be granted to Mr. Gerstel in accordance with the below resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.

Our Audit Committee (sitting as Compensation Committee) and Board of Directors believe that the proposed grant of equity to Mr. Gerstel is in the Company's best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)
to approve the grant by the Board of Directors at a future date in 2017 to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, of options to purchase up to 50,000 Ordinary Shares of the Company in accordance with the terms of grant described in this Item 6; and

(b)
to approve that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the 2010 Plan, (i) the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 7

RE-APPOINTMENT OF AUDITORS

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2015 and 2016 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2016 and 2015:

	2016	2015
Audit Fees	$135,000	$135,000
Audit Related Fees	$-	$-
Tax Fees	$18,300	$17,500
All Other Fees	$9,000	$2,500
Total	$162,300	$155,000

 “Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance tax advice and tax planning which in year 2016 and 2015 were consultancy relating to VAT consultation, Social Security consultation, international tax aspect of the Bayer, submission of a request to enforce benefits under Section 20A to the Israeli tax act, domestic and international tax aspect related with Baize Termination & Equity Conversion agreement, Israeli Tax options ruling and Annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us including consultancy and consents with respect to an underwritten public offering and Forms F-3 filed with the SEC and a Form S-8 filed with the SEC.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and until the next annual general meeting of shareholders.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

INDIVIDUAL PRIVATE SHAREHOLDER PROPOSAL

ITEM NO. 8

ELECTION OF DIRECTORS PROPOSED BY INDIVIDUAL PRIVATE SHAREHOLDER

In accordance with section 66(b) of the Companies Law, one or more shareholders who hold no less than 1% of the voting rights in a company, may request to include a certain matter in such company's next general meeting of shareholders, provided that the matter is appropriate to be included in a general meeting.

On May 15, 2017, the Company received a request from an individual private shareholder, holding approximately 1.3% of the Company's voting rights, that the agenda for the Company's next general meeting of shareholders shall include the proposed appointment of two candidates - Mr. Jeffrey Grossman and Mr. Samuel Salomon - for service as directors of the Company, both of whom, according to such individual private shareholder's request, are "two long-term shareholders with significant legal, business and securities experience."

Prior to the submission of this formal request in accordance with Section 66 (b) to the Companies Law, our Board of Directors had already considered such request at two meetings held in November and December 2016, after such request was made informally to members of the Board. After thorough discussions, our Board of Directors unanimously concluded that the appointment of the candidates proposed under this item for service as directors of Compugen - is not in the best interests of the Company and its shareholders.  Our Board of Directors at these meetings conducted comprehensive discussions regarding the desirable size and composition of the Board, including how many directors should serve on the Board and what should be its composition in terms of individual skills and expertise, and determined that, while adding board members bringing additional relevant background, expertise and experience to the Board may be a positive move,  the two proposed candidates' field of expertise already sufficiently exists in the composition of the Company's current Board,  and therefore their appointment as directors should not be recommended. In deciding against this proposal, the Board also noted the fact that the Company is very familiar with Mr. Jeffrey Grossman and his qualifications and skills as he has been a long-term service provider of the Company, providing investor relations consultancy services, which services will terminate in June 2017. While discussing this matter, the members of the Board expressed their belief that the current Board functions effectively and efficiently, and that the Company's nominees for re-election as Board members, as detailed under Item 1 above, are experienced and knowledgeable individuals who are deeply committed to balancing the interests of all shareholders and who offer an appropriate combination of stability and innovation. Following the Meeting, assuming the re-election of all the Company's nominees, our Board will consist of 8 (eight) members, 6 (six) of whom will be independent under the Nasdaq Listing Rules, and our Audit Committee (also sitting as Compensation Committee) will only consist of independent directors.

Since this individual private shareholder holds more than 1% of the Company’s voting rights, and the matter proposed is appropriate to be included in a general meeting of shareholders, in accordance with the requirements of Section 66(b) of the Companies Law, the Company is required to add such proposed resolutions to the agenda for the Meeting, which we are doing by means of this proposal. However, for the reasons specified above, our Board unanimously recommends that you vote AGAINST the adoption of such proposed resolutions.

Both candidates for election as directors have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. If elected, the candidates have also agreed to serve as directors. The following are brief biographies of the two proposed nominees, based only upon records furnished to the Company by them:

Jeffrey Grossman. Chairman of the board at Seevix Material Sciences Ltd. (2014-present); CEO at Bear and Bird Ltd., (2007-present) providing corporate advisory services is areas including biotechnology and medical products, clients including Rainbow Medical Ltd. and the Israel Security Authority, as well as investor relations advisory services to the Company (2009 – 2017); CEO at Barlev International., (2005-2007) providing economic and corporate advisory services and investigative auditing; various positions at Bank Leumi Le-Israel, including managing relationships with banks and other financial institutions, as well as regulatory filings and prospectuses (1992-2005); Investigator and deputy Head of Enforcement at the Israel Security Authority, (1988-1992); Officer in the National Fraud Investigations Unit, Israel Police (1987-1988); Attorney at Tadiran Ltd. (Israeli apprenticeship)(1982-1984); IDF service (1982-1984); Attorney at Skadden Arps (1980-1981); Attorney at Weisman, Cellar, Spett & Modlin (1978-1980). Education: Juris Doctor, Hofstra University Law School (1978); Bachelor of Arts, University of Chicago (1974).

Samuel Solomon. Chairman of the Board at Mobideo Ltd. (2010-present); Chairman of the Board at Vivo Text Ltd. (2010-present); DOAR Litigation Consulting LLC., Founder and CEO, a leading litigation consulting firm in New York (1988-1985); Co-founder and Business Development at Mainstay Software, (1983-1985); V.P, Decision Support Service, at Lehman Brothers (1980-1983); Manager, Software Development and Business Development at ADP, Inc. (1978-1980). Education: MBA in Finance, New York University, with Honors (1981); Master in Science, Yeshiva University (1980); Rabbinic Ordination, Yeshiva University (1980); Bachelor of Arts, Yeshiva University (1975).

It is proposed by an individual private shareholder of the Company that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Mr. Jeffrey Grossman be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when his successor has been duly elected; and

(b)
Mr. Samuel Solomon be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2018 and when his successor has been duly elected."

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The election of each of the nominees will be voted upon separately at the Meeting.

For the reasons set forth above, the Board recommends that the shareholders vote “AGAINST” the proposed resolutions.

RECEIPT AND CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2016 (filed with the SEC on February 16, 2017), may be viewed on our website – http://www. http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board Holon, Israel May 29, 2017

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
("Articles")

PRELIMINARY

1.	Company Name

The name of the Company is "Compugen Ltd." (the "Company").

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3.	Interpretation

(a)
Unless the subject or the context otherwise requires:  (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)
The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS 1,000,000 (one million New Israeli Shekels) divided into 100,000,000 (one hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares~~”)."~~”) .

6.	Ordinary Shares

Ordinary Shares  in respect of which all calls have been fully paid shall confer on their holders the right to attend and to vote at, General Meetings (as defined in Article 26(a) below).  Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)	(i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

(ii)
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or proxy and holding not less than ~~thirty-three and a third~~twenty-five percent (~~331/3~~25%) of the issued shares of such class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the board of directors of the Company (the "Board" or the "Board of Directors") may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or ~~facsimile~~printed signature of a member of the Board of Directors (a "Director") and/ or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose ~~facsimile~~printed signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register (as defined in Article 24(a) below) in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors deem fit.

11.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.	Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may deem fit.

13.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

14.	Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part.  No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares

The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.	Effectiveness and Registration

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable.  No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may require.  Until the transferee has been registered in the Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.

~~The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.~~

TRANSMISSION OF SHARES

22.	Decedents' Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.	Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles.  In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the "Register" means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the "Office") and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.	Annual General ~~Meeting~~Meetings

~~(a)~~         An annual General Meeting  of shareholders shall be held once in every calendar year at such time (to the extent required by the Companies Law, within a period of not more than fifteen (15) months after the last preceding annual General Meeting) and at such place either in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called "Annual General Meetings".

~~(b)~~
~~Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the Directors and auditors, to ap p o int the Co mp a n y’ s auditors and to transact any other business which under these Articles or the Companies Law may be transacted at a general meeting of shareholders.~~

26.	Special General Meetings

(a)
All general meetings of shareholders of the Company other than Annual General Meetings shall be called "Special General Meetings." A general meeting of shareholders of the Company, whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a "General Meeting".

(b)	The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)	The Board of Directors shall be obligated to convene a Special General Meeting, ~~upon requisition in writing~~ in accordance with the terms of the Companies Law , at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors. ~~.~~

27.	Convening of General Meetings

(a)	The Company shall not be required to deliver or serve notice ('Hodaa') of General Meetings or of any adjournments thereof to any shareholder.

(b)	Without derogating from the provisions of Article 27(a) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company~~, such as posting a notice on the Company's website, filing an appropriate periodic report with the United State Securities and Exchange Commission (the "SEC"), by publishing on one or more international wire services or in one or more newspapers~~ and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(c)	~~Any~~If required under the Companies Law, any shareholder or shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such ~~subject in~~item on the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

28.	Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may determine a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

29.	Participation

Only shareholders of record~~, as set forth in the Register,~~ on the record date determined by the Board of Directors pursuant to Article 28 above shall be entitled to participate in and vote at a General Meeting.

30.	Quorum

(a)	Two or more shareholders (not in default in payment of any sum referred to in Article 37 (a) hereof), present in person, by proxy ~~or~~, by proxy card or by electronic voting, and holding shares conferring in the aggregate ~~thirty-three and a third~~twenty-five percent (~~331/3~~25%) or more of the voting power of the Company, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present ~~at~~within half an hour from the ~~commencement of~~time appointed for the ~~meeting~~General Meeting.

(b)	If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting~~, if convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the Directors then in office or directly by such shareholders or Directors, shall be cancelled. Otherwise, if a General Meeting is called and no quorum is present within half an hour from the time appointed for such General Meeting, it~~ shall stand adjourned to the same day in the following week, at the same time and place or to such other later day, time and place as the Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment~~..~~ . No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any ~~two (2) shareholders~~ number of participants will constitute a quorum (not in default as aforesaid) present in person, by proxy ~~or~~, by proxy card or by electronic voting, shall constitute a quorum~~.~~; provided, however, that Special General Meeting which was convened by the Board upon the demand of shareholders or Directors then in office, or directly by such shareholders or Directors, in accordance the terms of the Companies Law, shall be cancelled.

(c)	The Board of Directors may determine, at its sole discretion, the matters that may be voted upon at the meeting by proxy card, in addition to the matters listed in Section 87(a) of the Companies Law.

31.           Chairman

The Chairman, if any, of the Board of Directors, or any other director or office holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within ~~fifteen (15~~thirty (30) minutes after the time fixed for holding the meeting, those present at the meeting shall choose someone present to be Chairman of the meeting. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

32.	Adoption of Resolutions at General Meetings

(a)	Except with respect to matters which require the approval of a special majority under the Companies Law ~~(but including with respect to matters which would require a special majority under the Companies Law due only to the Company's status as a company that was incorporated prior to the effective date of the Companies Law),~~, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy ~~or by proxy card, and voting thereon.~~, by proxy card or by electronic voting, and voting thereon. It is hereby clarified that such simple majority of the voting power represented at the meeting is also required to approve any amendment to these Articles of Association.

(b)	Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded. All votes properly tendered by proxy card or by electronic voting, as set forth in ~~Article~~Articles 37 (c)(iii) and (c)(v), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by written ballot.

(c)	A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the ~~minute book~~minutes of the ~~Company~~meeting, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

33.	Manner of the Meeting

The Board of Directors may, at its sole discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

~~34.           Resolutions in Writing~~

~~Subject to applicable law, resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, email or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.~~

35.	Power to Adjourn

(a)	The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment, however, if the meeting is adjourned for thirty (30) days or more, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

36.	Voting Power

Subject to the provisions of Article 37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)	A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any ~~meeting~~General Meeting of the Company or execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the ~~Company’s offices~~Company in accordance with its terms; ~~or~~

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 37 (b~~).~~); or

(v)
by electronic voting; shareholders who hold shares through members of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and  instructions received from the TASE member through which the shareholder holds his or her shares.

(d)	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy ~~or~~, by proxy card or by electronic voting, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names appear in the Register.

38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder)  of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________

(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(b)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(c)	A vote cast pursuant to an instrument appointing a proxy or by proxy card, or pursuant to electronic voting, shall be valid notwithstanding the ~~previous~~ death, liquidation or winding- up of the appointing or voting shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or vote, or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing or voting shareholder, if present in person at said meeting, may revoke the appointment or the electronic voting by means of a written or, verbal notification to the Chairman, or otherwise.

(d)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 38 (e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 38 (e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 38 (e) at or prior to the time such vote was cast.

(e)
Without derogating from any of the above, if a shareholder voted in more than one way, his latest vote shall be counted; for this purpose: (a) the date on the proxy card shall be deemed the voting date; and (b) a vote cast by the shareholder himself or by his proxy shall be deemed later to his vote by proxy card or by electronic voting.

BOARD OF DIRECTORS

39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company's policies, oversee the activities of the chief executive officer (the "Chief Executive Officer"), and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law and these Articles.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time.

40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present and entitled to vote when such resolution is put to a vote and voting thereon.

(c)	A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by ~~by~~ the Chairman of the Board of Directors) or to which all of such Directors have agreed in writing or given their ~~consent (by letter, telegram, telex, facsimile, email or their~~ oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company~~)~~ ) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors or any ~~committee~~Committee thereof duly convened and held~~.~~ .

41.	Audit Committee

(a)	The Board of Directors shall appoint an Audit Committee ~~(all of whose members must be Directors) comprised of at least three Directors, including all of the External Directors.~~. The composition of the Audit Committee shall, to the extent required, be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

42.	Delegation of Powers

(a)	Subject to the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors~~, at least one of which must be an External Director), including the authority to approve transactions that are not "extraordinary transactions" (as defined in the Companies Law), pursuant to Sections 270(1) and 271 of the Companies Law,~~), and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may deem appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in them.

43.
Number of Directors

~~(a)~~ The number of Directors ~~(including External Directors) shall be determined, from time to time, by the Annual General Meeting, provided that the Board of Directors of the Company~~ shall consist of no less than five (5) Directors and no more than fourteen (14) Directors~~.~~

~~(b) The requirements of the Companies Law applicable to External Directors shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent~~, unless otherwise resolved by the Annual General Meeting.

44.	Election, Appointment and Removal of Directors

(a)
If at any time, the Company shall be required to appoint independent or external directors as may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law.  External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors.

(b)	The Directors (other than External Directors) shall be elected and dismissed by a simple majority of the voting power present and voting at an Annual General Meeting~~, provided however that any vote to appoint or dismiss an External Director shall be in accordance with and satisfy the requirements of the Com~~p~~anies Law.~~. Subject to the maximum number of Directors provided for in Article 43 above, between Annual General Meetings, the Board of Directors shall be empowered to appoint Directors~~, other than External Directors,~~ by a majority vote of the Directors then in office.

(c)	Directors elected at an Annual General Meeting, except External Directors, if applicable, shall hold office until the end of the Annual General Meeting, immediately following the Annual General Meeting at which they were elected and until their successors have been duly elected or until any such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. ~~The term of office of External Directors shall be in accordance with and as provided in the Companies Law.~~

(d)	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re- election or re-appointment.

(e)	The term of office of a Director ~~(including an External Director)~~ will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(~~a~~b) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(f)	Notwithstanding anything to the contrary in this Article 44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a Director (provided that with respect to External Directors, the requirements of the Companies Law are satisfied).

45.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past.

46.           Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and may fill any such vacancy in accordance with Article 44(~~a~~b); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article 43 hereof or, to the extent applicable, if the number of External Directors falls below ~~two~~the minimum number required, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article 43 hereof, or ~~at least two~~, to the extent applicable, the minimum number of External Directors, as the case may be, are in office as a result of said meeting.

47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)	The Company shall be entitled, at any time, to discharge from office any Director subject to and in accordance with Article 44(~~e~~f).

(c)	The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto~~;;~~; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; ~~(iv) should he resign his office by notice in writing to the Company; or (v) As~~or (iv) as otherwise provided in the Companies Law.

48.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

49.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any  ~~Office Holder (as such term is defined in the Companies Law)~~director in  which contract or business such  ~~Office Holder~~director has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business ~~an Office Holder~~a director has a personal interest, directly or indirectly.

49A.	Alternate Director

Subject to the Companies Law, a Director may from time to time appoint an alternate for himself or herself (an “Alternate Director”), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently, subject to there being no objection to such appointment by any of the then serving directors. An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors deem fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors, ~~but not less than twenty four (24) hours notice shall be given of any~~provided that a notice is delivered a reasonable time prior to the applicable meeting~~, unless such~~. Notwithstanding, the Board may convene without prior notice ~~is waived~~ in ~~writing by all~~urgent cases only, if the majority of the Directors ~~as to a particular meeting~~has approved to do so. Subject to the terms of the Companies Law and without deroga ting from the preceding, the failure to give notice to a Director in the manner required herein may be waived. The notice of meeting shall include the agenda of the meeting. Notice of the meetings of the Board of Directors may be given orally, by telephone, by email or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)	Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than twenty -four (24) ~~hours~~hours' notice ~~as aforesaid~~ shall be given of any meeting, unless such notice is waived ~~in writing by all of the Directors as to a particular meeting~~:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

51.	Quorum

~~(a)~~       Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference, of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

~~(b)~~
~~If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that prior notice as aforesaid shall have been provided to each of the Directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) Directors present in person shall constitute a quorum.~~

~~(c)~~
~~Notwithstanding anything to the contrary in this Article 51, the quorum for purposes of discussing and resolving upon the termination or suspension of the services of the internal auditor of the Company shall be a majority of the Directors then in office.~~

52.	Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time scheduled for the meeting, the Directors present shall choose one of their number to be the chairman of such meeting. ~~The Chief Executive Officer of the Company shall not serve as the Chairman of the Board of Directors, and the Chairman of the Board of Directors shall not be granted authorities of the Chief Executive Officer, unless such appointment, or grant, as the case may be, is approved by the shareholders in a General Meeting in accordance with Section 121(c) of the Companies Law.~~ The office of Chairman shall not entitle such Director to a second or casting vote.

53.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

54.	Minutes

(a)	Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose ~~and shall be held by the Company at its principal place of office or its Office or such other place as shall have been determined by the Board of Directors.~~. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted ~~thereby~~thereat.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)	Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders~~, and the~~. The terms and conditions of such Office Holders' employment shall be approved as required by the Companies Law. The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

~~INTERNAL AUDITOR~~

~~56.           Internal Auditor~~

~~The Board of Directors shall, subject to and in accordance with the provisions of the Companies Law, appoint an internal auditor pursuant to a recommendation of the Audit Committee.~~

EXEMPTION, INDEMNIFICATION AND INSURANCE

57.	Indemnity and Insurance

57.1
Insurance . Subject to the provisions of the Companies Law, the Company may enter into contracts to insure the liabilities of its Office Holders for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company , to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)
A breach of the duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the interests of the Company;

(c)	Monetary liabilities or obligations imposed on him in favor of another person.

(d)
 A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(e)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the "Restrictive Trade Law"), including reasonable litigation expenses, including attorney's fees.

57.2
Indemnification. Subject to the provisions of the Companies Law, the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by  law, including, as follows:

(a)	retrospectively; and

(b)	undertake in advance to indemnify the Office Holders to the fullest extent permitted by law, including, as follows:

(i)
For any monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or  an arbitrator's decision approved by a court;;

(ii)
For any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing  of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding that concluded without filing an indictment in a matter in respect of which an investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(iv)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	For expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney's fees.

(vi)	For any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company's actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company's actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

57.3	Exemption of Office Holders. Subject to the provisions of the Companies Law, the Company may ~~,~~, to the fullest extent permitted by law, exempt and release its Office Holders, including in advance, from and against all or part of such Office Holders’ liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company~~..~~. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

57.4
The provisions of this Article 57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5
The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company's obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and signatures of such person(s) on behalf of the Company, shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b)	The Company shall have at least one official rubber stamp.

DIVIDENDS

59.           Declaration of Dividends

(a)
Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b)	No dividend shall be paid otherwise than out of the profits of the Company.

60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b)	No dividend shall carry interest against the Company.

61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

62.	Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

63.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.           Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles , entitled to become a shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

68.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may deem appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.	Fiscal Year

The Company's fiscal year shall commence on January 1st and end on the following December 31st.

70.	Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

71.	Auditors

(a)	The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting. Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. ~~The~~Subject to the provisions of the Companies Law, the shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)	The ~~Board of Directors~~Audit Committee shall ~~determine~~have the authority to fix, in its discretion, the remuneration of the independent auditor(s~~),~~ ) and shall bring such to the Board for approval, and the Company shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.	Donations

~~The~~Subject to applicable law, the Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.	Notices

(a)
Without derogating from Article 27 above or Article 73(j) below, any notice or document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Register or such other address as such shareholder may have designated in writing for the receipt of notices and documents.  Any notice or document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.  Any such notice or document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. Without derogating from Article 27 above, any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company's website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

74.	Winding Up

Subject to the rights of the holders of shares with limited or preferred rights as to liquidation, if the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 13, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 p.m., on July 13, 2017, at the offices of the Company, 26 Harokmim Street, Bldg D, Holon, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THE FORM OF PROXY WILL BE VOTED "FOR" ALL PROPOSALS OTHER THAN PROPOSAL NO. 8, "AGAINST" PROPOSAL NO. 8, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

JULY 13, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 TO 7 AND A VOTE "AGAINST" PROPOSAL NO. 8
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
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1.	To elect five directors proposed by Management to serve as members of the Board of Directors of the Company and to approve compensation for one of them	FOR	AGAINST	ABSTAIN
	Ruth Arnon	☐	☐	☐
	Anat Cohen-Dayag	☐	☐	☐
	Martin S. Gerstel	☐	☐	☐
	Dov Hershberg	☐	☐	☐
	Michal Preminger - election and compensation	☐	☐	☐

2.	To Amend the Company's Articles of Association	☐	☐	☐

3.
To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Company’s President and Chief Executive Officer and director
		☐	☐	☐
With respect to Item 3, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

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		FOR	AGAINST	ABSTAIN
4.	To approve an annual cash bonus plan, and related objectives and terms thereof, including the Special Requirement, for calendar year 2017 to the Active Chairman of the Board of Directors	☐	☐	☐

5.	To approve an equity award for calendar year 2017 to the Company’s President and Chief Executive Officer and director	☐	☐	☐
With respect to Item 5, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

6.	(a) To approve an equity award for calendar year 2017 to the Active Chairman of the Board of Directors; (b) To approve acceleration of vesting for Martin S. Gerstel upon certain events	☐	☐	☐
		☐	☐	☐

7.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017	☐	☐	☐
8.	INDIVIDUAL PRIVATE SHAREHOLDER PROPOSAL: To elect two new directors proposed by an individual private shareholder to serve as members of the Board of Directors of the Company
	Jeffrey Grossman	☐	☐	☐
	Samuel Solomon	☐	☐	☐

PLEASE NOTE: FOR EACH OF ITEMS 3 AND 5, PLEASE CHECK WITHIN THE CIRCLE UNLESS (I) YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHARHOLDER") OR (II) YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN COMPUGEN, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE PERSONAL INTEREST JUST BECAUSE YOU OWN COMPUGEN SHARES. IF YOU DO NOT CHECK THE BOX YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO ITEMS 3 AND 5 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

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To change the address on your account, please check the box at right and indicate your new address in the address space above.  ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ______________________________   Date ____________

Signature of Shareholder ______________________________   Date ____________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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